

10035022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
JAN 29 2010
Washington, DC

| SEC FILE NUMBER |
|---|
| 8- 31616 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/01/08 (MM/DD/YY) AND ENDING 11/30/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aegis Capital Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Seventh Avenue
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas C. Poss (212) 813-1010
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 2 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 29 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Robert J. Eide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Capital Corp., as of November 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

NELLIE R CRESCIO
Notary Public, State of New York
No. 01-4759304
Qualified in New York County
Commission Expires June 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AEGIS CAPITAL CORP.

*Financial Statements*
*November 30, 2009*

# AEGIS CAPITAL CORP.

*Table of Contents*
*November 30, 2009*

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Aegis Capital Corp.

We have audited the accompanying statement of financial condition of Aegis Capital Corp. as of November 30, 2009 and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Capital Corp. as of November 30, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

**RAICH ENDE MALTER & CO. LLP**
New York, New York
January 27, 2010

# AEGIS CAPITAL CORP.

*Statement of Financial Condition*
*November 30, 2009*

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 80,098 |
| Receivables from brokers | 270,329 |
| Receivables from affiliated companies | 517,508 |
| Receivables from officers, directors, and employees | 1,689,180 |
| Securities owned: | |
| Marketable, at fair value | 1,203,515 |
| Prepaid expenses and other | 6,825 |
| Equipment, fixtures, and improvements - net of accumulated depreciation and amortization of $657,487 | 26,021 |
| Deposits | 45,000 |
| | $3,838,476 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| ***Liabilities*** | |
| Payable to brokers | $ 46,383 |
| Securities sold, not yet purchased at market value | 338 |
| Accounts payable, accrued expenses and other liabilities | 325,223 |
| | 371,944 |
| Subordinated loans | 2,460,000 |
| ***Stockholder's Equity*** | |
| Common stock - $1.00 par value - 1,000 shares authorized, 100 shares issued and outstanding | 100 |
| Additional paid-in capital | 1,501,865 |
| Accumulated deficit | (495,433) |
| | 1,006,532 |
| | $3,838,476 |

*See notes to financial statements.*

## AEGIS CAPITAL CORP.

*Statement of Income*
*For the Year Ended November 30, 2009*

| | |
|---|---|
| ***Revenues*** | |
| Commissions | $ 6,487,826 |
| Principal transactions | 3,238,239 |
| Investment banking | 139,877 |
| Advisory and management fees | 9,850 |
| Interest and dividends | 368,257 |
| | 10,244,049 |
| ***Expenses*** | |
| Commissions | 3,040,223 |
| Clearing and brokerage charges | 919,218 |
| Salaries - trading | 781,608 |
| - officers | 59,231 |
| - administration | 938,302 |
| Employee payroll taxes | 149,040 |
| Regulatory fees and expenses | 42,031 |
| Consulting and professional fees | 2,168,220 |
| Office, administrative, and other operating | 1,236,336 |
| Occupancy cost - rent | 297,107 |
| | 9,631,316 |
| ***Income Before Depreciation, Amortization, and Interest Expense*** | 612,733 |
| ***Depreciation and Amortization*** | 34,023 |
| ***Interest Expense*** | 178,572 |
| ***Net Income*** | $ 400,138 |

*See notes to financial statements.*

# AEGIS CAPITAL CORP.

*Statement of Changes in Stockholder's Equity*
*For the Year Ended November 30, 2009*

| | Common Stock | Additional Paid-in Capital | Accumulated (Deficit) | Total |
|---|---|---|---|---|
| **Balance** - November 30, 2008 | $ 100 | $ 1,501,865 | $ (895,571) | $ 606,394 |
| **Net Income** | - | - | 400,138 | 400,138 |
| **Balance** - November 30, 2009 | $ 100 | $ 1,501,865 | $ (495,433) | $ 1,006,532 |

*See notes to financial statements.*

# AEGIS CAPITAL CORP.

***Statement of Changes in Subordinated Borrowings***
***For the Year Ended November 30, 2009***

| | |
|---|---|
| ***Subordinated Borrowings*** - November 30, 2008 | $ 2,460,000 |
| ***Increases (Decreases)*** - current year | - |
| ***Subordinated Borrowings*** - November 30, 2009 | $ 2,460,000 |

*See notes to financial statements.*

# AEGIS CAPITAL CORP.

*Statement of Cash Flows*
*For the Year Ended November 30, 2009*

| | |
|---|---|
| ***Cash Flows from Operating Activities*** | |
| Net income | $ 400,138 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 34,023 |
| Reclassification of employee advances to salaries | 156,460 |
| Accrual of interest on receivables from officers, directors, and employees | (37,707) |
| (Increase) decrease in: | |
| Receivables/payables from brokers - net | 652,911 |
| Securities owned | (1,106,285) |
| Prepaid expenses and other | 60,493 |
| Deposits | 21,314 |
| Increase (decrease) in: | |
| Cash overdraft | (163,142) |
| Accounts payable, accrued expenses and other liabilities | 233,188 |
| Securities sold, not yet purchased at market value | 327 |
| | 251,720 |
| ***Cash Flows from Investing Activities*** | |
| Advances to affiliated companies | (1,056,381) |
| Advances to officers, directors, and employees | (208,300) |
| | (1,264,681) |
| ***Cash Flows from Financing Activities*** | |
| Repayment of advances to affiliated companies | 1,042,851 |
| Repayment of advances to officers, directors, and employees | 50,000 |
| | 1,092,851 |
| ***Increase in Cash*** | 79,890 |
| ***Cash*** - beginning of year | 208 |
| ***Cash*** - end of year | $ 80,098 |
| ***Supplemental Cash Flow Information*** | |
| Cash paid for interest | $ 121,667 |

*See notes to financial statements.*

## 1 - ORGANIZATION AND BUSINESS

Aegis Capital Corp. (the "Company") was incorporated on January 30, 1984 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Aegis Capital Holding Corp. (the "Parent") and maintains offices in New York, Virginia, and Florida.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

The Company earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through other broker/dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company's business also includes making markets in certain publicly traded securities whereby the Company realizes gains and losses from trading.

The Company also acts on behalf of customers in managing certain security offerings and in the placement of corporate debt, bank loans, and other debt instruments.

## 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value; long and short positions are valued at the last sale price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and at the last closing asked price if held short. Securities not readily marketable are valued at fair value as determined by management. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by generally accepted accounting principles. Commissions earned from other trading activities are recorded as transactions when closed between buyers and sellers.

d. ***Depreciation and Amortization*** - Equipment, fixtures, and improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Equipment, fixtures, and improvements are depreciated using the straight-line and accelerated methods over estimated useful lives of five to seven years.

*Continued*

e. ***Income Taxes*** - The Company, with the consent of its stockholder, files as a subsidiary included in the consolidated federal and state income tax returns of its Parent. The Parent has elected under the Internal Revenue Code to be an S corporation. The stockholders of an S corporation individually report for tax purposes their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

The Company has elected to defer the application of the FASB pronouncement, Accounting for Uncertainty in Income Taxes as permitted by FASB Staff Position FIN 48-3 (FSP FIN 48-3). This pronouncement is effective for the Company's annual financial statements for the fiscal period beginning December 1, 2009. The pronouncement clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements.

Although the Company is considered a pass-though entity for federal and New York State income tax purposes, Accounting for Uncertainty in Income Taxes is applicable. The Financial Accounting Standards Board has deferred guidance on the application of the provisions of Uncertainty in Income Taxes as they relate to pass-through entities. However, certain taxing jurisdictions do not recognize the Company's income tax status as a pass-through entity. The Company's accounting policy for evaluating uncertain tax positions taken or expected to be taken in income tax return filings, should they arise, is based on its assessment of tax positions that have uncertainty as to the probability of being sustained upon examination by those jurisdictions. Therefore, the Company may be subject to income tax liability-related exposures and the anticipated more likely than not settlement of those exposures, which may result in potential future tax liabilities.

f. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3 - Receivables and Payables to Brokers

The clearing and depository operations for the Company's and customers' securities transactions are provided by the Clearing Brokers pursuant to clearance agreements. At November 30, 2009, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for its customers, net of clearing expenses. The amount payable to Clearing Brokers at November 30, 2009 represents margin cost, clearing charges, and other fees.

The amounts receivable from and payable to the Clearing Brokers consist of the following:

| | ***Receivable (Payable)*** |
|---|---|
| Clearing deposits | $ 2,619,468 |
| Cash held in accounts at clearing brokers | 2,304 |
| Fees and commissions receivable | 158,787 |
| Payable to clearing brokers | (2,556,613) |
| Net receivable from broker | $ 223,946 |

Pursuant to the Clearing Agreements, the Company may offset receivable and payable balances in the accounts held at the respective Clearing Brokers. However, at November 30, 2009, the net receivable from broker balance of $270,329 at one Clearing Broker cannot be offset against the net payable to broker balance of $46,383 at another Clearing Broker. Therefore, the statement of financial position reflects the Receivable from broker and Payable from broker for these amounts.

*Continued*

The Company has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Company. Losses, if any, on customer accounts are recorded as an offset of commission income. At November 30, 2009, a reserve of approximately $50,760 was established by the Clearing Brokers to cover such losses on certain accounts and this amount has been recorded as an offset of commission income.

## 4 - Receivables From Affiliated Companies

The Company has advanced funds to its Parent. The advances are without interest and are payable on demand.

## 5 - Receivables From Officers, Directors, and Employees

The Company has advanced funds to certain officers, directors, and employees. The advances to employees are made on a short-term basis and do not bear interest. Funds loaned to officers and directors are payable on demand and bear interest at 4% per annum. For the year ended November 30, 2009, interest from officers and directors totaling $37,707 is included in interest income. At November 30, 2009, the aggregate amount of accrued and unpaid interest is $386,197.

Certain receivables from employees totaling $156,460 have been reclassified to salaries.

Included in consulting and professional fees for the year ended November 30, 2009 are payments to officers and directors totaling $1,999,214.

## 6 - Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values as follows:

| | *Owned* | *Sold, Not Yet Purchased* |
|---|---|---|
| Corporate stocks | $ 1,203,515 | $ 338 |

The Company has received warrants and options as part of its fee arrangements with its investment banking clients related to both marketable and not readily marketable securities which were the subject of placement offerings managed by the Company. The Company has determined that these warrants and options cannot be valued neither upon receipt nor as of November 30, 2009.

## 7 - Fair Value Measurements of Securities Owned

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

*Continued*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- **Level 1** - Pricing inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- **Level 2** - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- **Level 3** - Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As of November 30, 2009, securities owned by the Company consist of Level 1 hierarchy securities which consist of investments in shares of stock in various companies, at total fair value of $1,203,515.

## 8 - Equipment, Fixtures, and Improvements

Equipment, fixtures, and improvements are stated at cost and are summarized as follows:

| | |
|---|---|
| Equipment - office and data processing | $ 444,349 |
| Furniture and fixtures | 132,505 |
| Leasehold improvements | 106,654 |
| | 683,508 |
| Less: Accumulated depreciation and amortization | 657,487 |
| | $ 26,021 |

Depreciation and amortization expense for the year ended November 30, 2009 amounted to $34,023.

## 9 - Subordinated Loans

The borrowings under subordination agreements at November 30, 2009 are as follows:

| | |
|---|---|
| Subordinated notes payable to Ridge Clearing and Outsourcing Services, Inc. - interest at 6% per annum - due September 30, 2010 | $ 2,000,000 |
| Subordinated notes payable to officers and directors - interest at 10% per annum - due June 30, 2011 | 100,000 |
| Subordinated notes payable to officers and directors - interest at 15% per annum - due June 30, 2011 | 100,000 |
| Subordinated notes payable to officers and directors - interest at 12% per annum - due June 1, 2014 | 35,000 |
| Subordinated notes payable to officers and directors - interest at 12% per annum - due August 30, 2014 | 125,000 |
| Subordinated notes payable to officers and directors - interest at 8% per annum - due December 30, 2014 | 50,000 |
| Subordinated notes payable to officers and directors - interest at 8% per annum - due December 30, 2010 | 50,000 |
| | $ 2,460,000 |

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

One of the Company's officers has agreed to guarantee $500,000 of the subordinated loans payable to Ridge Clearing and Outsourcing Services, Inc.

For the year ended November 30, 2009, interest expense on all subordinated loans at stated interest rates is $172,200. However, interest payable, in the amount of $52,200, on the notes payable to officers and directors maturing in June 2014, June 2011, August 2014, December 2014, and December 2010, was waived and, therefore, recorded interest expense related to subordinated loans reflected in the Statement of Operations is approximately $120,000.

## 10 - COMMITMENTS AND CONTINGENCIES

The Company subleases office space located in New York City, New York, from its Parent under an expense sharing agreement which is subject to change annually. The current expense sharing agreement requires the Company to pay 85% of the annual rent and other charges. For the year ended November 30, 2009, the total amount paid by the Company under this agreement was $259,000.

As of November 30, 2009, based on the current expense sharing agreement and the lease held by the Parent, as tenant, which expires May 2015, the Company will be required to pay net minimum future rental payments for the next five years and in the aggregate are:

| *November 30,* | |
|---|---|
| 2010 | $ 204,391 |
| 2011 | $ 213,682 |
| 2012 | $ 213,682 |
| 2013 | $ 213,682 |
| 2014 | $ 213,682 |
| Thereafter | $ 106,841 |

The Company occupied office space located in Springfield, Virginia pursuant ot a lease which expired July 31, 2009. For the year ended November 30, 2009, rent expense related to this office is $38,107.

Therefore total rent expense amounted to $297,107 for the year ended November 30, 2009.

The Company maintains cash balances at financial institutions. Cash in banks are insured up to $250,000 per institution by the Federal Deposit Insurance Corporation ("FDIC") through December 31, 2013. Bank balances, from time to time, may exceed federally insured limits.

The Company is a defendant in lawsuits incidental to its securities and commodities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

## 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2009, the Company had net capital, as defined, of $276,961, which was $176,961 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.34 to 1.

*Continued*

## 12 - Off-Balance-Sheet Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the trade or contract at a loss.

## 13 - Subsequent Events

Subsequent events have been evaluated through January 27, 2010, the date the reports were available for distribution.

# AEGIS CAPITAL CORP.

***Supplementary Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission***
***November 30, 2009*** — ***Schedule I***

| | |
|---|---|
| **COMPUTATION OF NET CAPITAL** | |
| Total Stockholder's Equity Qualified for Net Capital | $ 1,006,532 |
| ***Additions:*** | |
| Liabilities subordinated to claims of general creditors allowable in the computation of net capital | 2,460,000 |
| | 3,466,532 |
| ***Deductions:*** | |
| Non-allowable assets - assets not readily convertible to cash: | |
| Securities owned - deemed a non-allowable asset due to marketplace blockage | 806,123 |
| Receivables from non-customers | 2,206,688 |
| Prepaid expenses and other | 6,825 |
| Equipment, fixtures, and improvements - net book value | 26,021 |
| Deposits | 45,000 |
| | 3,090,657 |
| ***Net Capital Before Haircuts*** | 375,875 |
| ***Haircuts On Securities:*** | |
| Securities | 98,914 |
| ***Net Capital*** | $ 276,961 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| ***Computation of Aggregate Indebtedness:*** | |
| Accounts payable and accrued expenses | $ 325,223 |
| Due to brokers | 46,383 |
| Aggregate indebtedness | $ 371,606 |
| ***Minimum Net Capital Requirement*** - 6.67% of adjusted aggregate indebtedness | $ 24,786 |
| ***Net Capital Requirement*** - under SEC Rule 15c3-1, greater of minimum net capital requirement or $100,000 | $ 100,000 |
| ***Net Capital in Excess of SEC Rule 15c3-1 Requirement*** | $ 176,961 |
| ***Ratio of Aggregate Indebtedness to Net Capital*** | 1.34 to 1 |

# AEGIS CAPITAL CORP.

*Supplementary Information - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission*
*November 30, 2009* — *Schedule II*

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of November 30, 2009 in accordance with Rule 15c3-3(k)(2)(ii).

## AEGIS CAPITAL CORP.

*Supplementary Information - Reconciliation Under Rule 17a-5(d)(4) of the Securities and Exchange Commission*
*November 30, 2009*

*Schedule III*

**Reconciliation of Computation of Net Capital**

| | | |
|---|---|---|
| 1. | Net Capital, per Focus Report, Part IIA | $ 396,550 |
| | Adjustment for accrued payroll related liabilities | (80,284) |
| | Increase in haircut on securities - undue concentration | (39,305) |
| | | (119,589) |
| | Net Capital, as defined, per Schedule I | $ 276,961 |

| | | |
|---|---|---|
| 2. | Aggregate indebtedness per Focus Report, Part IIA | $ 244,939 |
| | Reclassification of payable to broker originally offsetting receivable to broker | 46,383 |
| | Adjustment for accrued payroll related liabilities | 80,284 |
| | Aggregate indebtedness per per Schedule I | $ 371,606 |

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors of
Aegis Capital Corp.

In planning and performing our audit of the financial statements of Aegis Capital Corp. (the "Company"), as of and for the year ended November 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedure referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



**RAICH ENDE MALTER & CO. LLP**
New York, New York
January 27, 2010

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

**1375 Broadway, 15th Floor**
**New York, New York 10018**
**212.944.4433**
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**cpa@rem-co.com**

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516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Aegis Capital Corp.

We have performed the procedures enumerated below which were agreed to by Aegis Capital Corp. (the "Company"), solely to assist you in evaluating the Company's compliance with the requirements of Rule 17a-5(e)(4) of the Securities and Exchange Commission ("SEC") with respect to the accompanying schedule of the Securities Investor Protection Corporation Transitional Assessment Reconciliation of Aegis Capital Corp. for the period April 1, 2009 to November 30, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Company. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report was requested or for any other purpose.

As required by Rule 17a-5(e)(4) of the SEC, we have performed the following procedures:

1. Compared listed assessment payments with respective cash disbursement record entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to November 30, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

All of the agreed-upon procedures referred to above were performed without exception.

We were not engaged to nor did we conduct an examination, the objective of which would be the expression of an opinion on the accompanying schedule of Securities Investor Protection Corporation Transitional Assessment Reconciliation. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and stockholders of Aegis Capital Corp., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation, and other regulatory agencies that rely on Rule 17a-5(e)(4) and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

**RAICH ENDE MALTER & CO. LLP**
New York, New York
January 27, 2010